Exhibit 1

Australia’s First Bank	Westpac Banking Corporation ABN 33 007 457 141

Media Release

1 November 2007

Appointment of Lindsay Maxsted

Westpac Banking Corporation Chairman, Mr Ted Evans, today announced the appointment of Lindsay Maxsted to the Westpac Board. Mr Maxsted’s appointment will become effective on 1 March 2008 following his retirement as Chief Executive Officer of KPMG Australia.

Mr Evans noted that Mr Maxsted’s broad corporate experience, and experience in KPMG’s International Audit, Tax and Advisory practice will further strengthen the Board. Mr Maxsted has been a Partner at KPMG since 1984 and has been CEO of that firm since January 2001. His experience of over 20 years as a KPMG Partner has covered both domestic and international assignments. Throughout that time he has served on the boards of companies and statutory organisations including being the Chairman of the Public Transport Corporation of Victoria from 1996 to 2000.

It was announced on 29 October 2007 that Mr Maxsted will join the Transurban Group Board of Directors from March 2008.

For Further Information

David Lording

Media Relations

Westpac Banking Corporation

Ph: 02 8253 3510

Mb: 0419 683 411